Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in thousands)
Twelve Months Ended June 30, 2006

FIXED CHARGES:
Interest Expense	$46,126
Amortization of Debt Premium, Discount and Expense	840
Interest Component of Rentals	1,505

Total Fixed Charges	$48,471

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$92,841
Add:
Income Taxes Applicable to Utility Operating Income	42,380
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	11,719
Total Fixed Charges	48,471

Total Earnings	$195,411

Ratio of Earnings to Fixed Charges	4.0